Exhibit 99.1

Mountain Province Diamonds Announces June 30, 2018 Quarter End Results and Declares a Dividend of 4 Cents Per Share

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 8, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for second quarter ended June 30, 2018 ("Q2 2018") and first half of 2018 ("H1 2018").  All figures are expressed in Canadian dollars unless otherwise stated.

The Company is also pleased to announce that the Board of Directors has declared its first dividend of CDN 4 cents per share to be payable September 25, 2018 to the shareholders of record at the close of business on September 10, 2018.

Highlights

    Earnings from mine operations for the three and six months ended June 30, 2018 amounted to $18.5 million and $43.0 million respectively.
    The net loss for the three and six months ended June 30, 2018 was $6.3 million or $0.03 cents loss per share and $6.2 million or $0.03 cents loss per share. Included in the determination of net loss for the three and six months ended June 30, 2018 are unrealized foreign exchange losses of $7.7 million and $18.1 million respectively, on the translation of the Company's USD-denominated long-term debt. Generally, the weakening Canadian dollar compared to US dollar is beneficial to the Company.
    Adjusted EBITDA1 of $40.7 million and $73.3 million in Q2 2018 and H1 2018 respectively.
    For the six months ended June 30, 2018, approximately 1,684,000 tonnes of ore treated and 3,571,500 carats recovered, on a 100% basis, for an average recovered grade of 2.12 carats per tonne ("cpt"), marginally ahead of expectations. The Company's 49% attributable share of diamond production for the three and six months ended June 30, 2018 was approximately 945,900 carats and 1,750,000 carats respectively.
    Sales for the six months ended June 30, 2018 were $165.6 million (US$129.2 million) at an average realized value of $101 per carat (US$79 per carat).
    Cash costs of production, including capitalized stripping costs1, for the three and six months ended June 30, 2018 were $112 ($82 without stripping) and $96 ($80 without stripping) per tonne of ore processed respectively.
    Cash costs per carat recovered including stripping were $52 for the quarter and $45 for the six months ended June 30, 2018.
    Quarter end cash position of $33.5 million and net working capital of $100.4 million, with the US$50 million revolving credit facility remaining undrawn. As of June 30, 2018, the debt balance was $433.4 million (US$330 million). Subsequent to the quarter, $4.02 million (US$3.06 million) of debt was repaid.
    $2.5 million of exploration expenditures for ongoing exploration work on the Kennady properties.
[1]	Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2018 MD&A for explanation and reconciliation.

Stuart Brown, the Company's President and CEO, commented, "The performance at the Gahcho Kué Mine for the second quarter continues to set excellent standards, and our production results are pleasing.  The knowledge gained with each quarter allows us to build a better understanding of expectations as we mature as a mine. Our sales results are also steady as the market has become more familiar with our product."

"With the continued good performance of the mine and the cash reserves the Company has generated, we have decided to declare a dividend of 4 cents per share. The Company's policy is to manage down the debt levels and to pay reasonable dividends based on available cashflows.  The level of future dividends may go up or down dependent on these cashflows which are strongly linked to realised diamond prices as well as the covenants relating to dividend declarations under the revolving credit facility and the secured notes payable conditions. "

Financial Highlights

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Sales		$99,075	27,648	165,640	27,648
Carats sold	000's carats	1,114	215	1,641	215
Average price per carat sold	$/carat	89	129	101	129
Cost of sales per carat*	$/carat	72	75	75	75
Earnings from mine operations per carat		$17	54	26	54
Earnings from mine operations	%	19%	42%	26%	42%
Selling, general and administrative expenses		$3,752	4,116	7,341	7,544
Operating income		$11,187	7,663	31,292	4,235
Net (loss) income for the period		$(6,280)	7,554	(6,213)	5,410
Basic and diluted (loss) earnings per share		$(0.03)	0.05	(0.03)	0.03
*	This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and six months ended June 30, 2018 and 2017.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	341	940	1,082	1,551
*Waste tonnes mined	kilo tonnes	9,943	7,449	17,404	14,508
*Total tonnes mined	kilo tonnes	10,284	8,389	18,486	16,059
*Ore in stockpile	kilo tonnes	238	396	238	396

Processing
*Ore tonnes processed	kilo tonnes	899	767	1,684	1,259
*Average plant throughput	tonnes per day	9,879	8,618	9,304	6,840
*Average diamond recovery	carats per tonne	2.15	2.10	2.12	1.97
*Diamonds recovered	000's carats	1,931	1,614	3,572	2,481
Approximate diamonds recovered - Mountain Province	000's carats	946	791	1,750	1,216
Cash costs of production per tonne, net of capitalized stripping **		$82	75	80	63
Cash costs of production per tonne of ore, including capitalized stripping**		$112	82	96	67
Cash costs of production per carat recovered, net of capitalized stripping**		$38	36	38	32
Cash costs of production per carat recovered, including capitalized stripping**		$52	39	45	34

Sales
Approximate diamonds sold - Mountain Province***	000's carats	1,114	469	1,641	885
Average diamond sales price per carat	US	$69	$87	$79	$80

* at 100% interest in the GK Mine including ramp-up period in 2017
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Q2 2018 and H1 2018 Operational and Financial Highlights
(all figures reported on a 100% basis unless otherwise stated)

  The plant treated 899,000 tonnes during the quarter, 17% ahead of the same quarter last year. In the first half of 2018, the plant treated 1,684,479 tonnes.
  A record 1,930,500 carats were recovered at an average grade of approximately 2.15 carats per tonne in Q2 2018. Year to date, 3,571,500 carats have been recovered at an average grade of 2.12 carats per tonne. Q2 2018 recovered grade of 2.15 carats per tonne, was 2% higher than the same quarter last year, reflecting a strong grade performance in the second quarter.
  341,000 Ore tonnes were mined in Q2 2018, significantly less than the same period last year. This was due to the need to mine increased waste in the quarter as a result of the start up of the Hearne Pit which in turn has impacted the cash cost per tonne and per carat measure including capitalized stripping. It is expected that the cost per tonne metric will reduce to our normal expected levels as stripping ratios in the Hearne pit stabilise. Year to date, a total of 1,082,000 tonnes of ore have been mined.

The plant continues to perform well with over 3.57 million carats recovered in the first half of the year.  This is as a result of ongoing improvements and optimization work since commercial production began in early 2017, as well as the recovered grade also continuing to outperform expectations and is a key driver in achieving production targets at the Gahcho Kué Mine.  Mining operations are also performing well, with over 10 million tonnes of material being mined during the quarter.  Q2 2018 was a planned high waste cycle period brought on by the start up of the Hearne pit, as a result, ore tonnes mined were significantly less than was achieved during the same period last year.  It is not expected that this will impact full year ore treated targets as there remains a healthy level of treatable ore stockpiled.

At June 30 2018, the Company remains well positioned to achieve or potentially exceed the upper end of its full year 2018 production guidance of 6.3 – 6.6 million carats recovered, however, the impact of the transition to more ore being treated from the Hearne pit is still to be fully understood.

Sales during the second quarter of 2018 was the highest achieved to date in the Company's history with $99.1 million (US$76.8 million) recognized as revenue.  This figure excludes approximately $10.7 million (US$8.1 million) in revenue from 43,000 carats in Sale 5 which was not received until July 2018 and will be recognized as revenue in the third quarter of 2018.  The attributed value per tonne of ore processed continues to perform well with a value noted of approximately $193 per tonne from the January to March 2018 production period where second quarter sales were derived from.

Cash on hand at June 30, 2018 was $33.5 million, a $4.8 million increase from the prior quarter balance of $28.7 million.  The Company is well positioned to generate significant positive cash flows for the second half of the year as cash funding commitments for the Gahcho Kué Mine are heavily weighted to the first half of the year for winter road supply and capital commitments.  Net working capital at June 30, 2018 was $100.4 million and the Company's US$50 million revolving credit facility remained undrawn.

The winterization of the material handling system is progressing well with earthworks recently completed and civil and construction work well underway and tracking well from a time and budget standpoint.

Exploration and evaluation work is ongoing on our Kennady properties. In addition to exploration, further work is being executed pertaining to permitting and geotechnical drilling.  We will communicate the results of the ongoing projects as they become available.

Conference Call

Full details of the financial and operating results for the three months ended June 30, 2018 are described in Mountain Province's unaudited condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, August 9, 2018, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Conference ID: 2878127
Date of call: 08/09/2018
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Participant Toll-Free Dial-In Number: (866) 300-0510
Participant International Dial-In Number: (636) 812-6656

Replay:
Toll-Free Dial-In: (855) 859-2056
International Dial-In: (404) 537-3406
Passcode: 2878127

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué Mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/08/c4209.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 08-AUG-18